

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2024

Dan Novaes
Chief Executive Officer
Mode Mobile, Inc.
One East Erie Street, Suite 525
Chicago, IL 60611

      Re: Mode Mobile, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed June 11, 2024
           File No. 024-12419

Dear Dan Novaes:

      We have reviewed your amended offering statement and have the following comments.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A

Our Business, page 17

1.   We note your disclosure that "The buildout and launch of the $CRNC Network will be carried out by a foundation established by CGL," and that "the Company will completely divest its interest and involvement in the $CRNC Network." To the extent known, please revise to clarify whether the foundation will be a related party, the nature of the relationship, and whether management of Mode Mobile or CGL will be involved in the operations of the foundation.

Exhibits

2.   Your legal opinion filed as Exhibit 5 refers to up to 150 million Class AAA common stock shares being offered by your selling stockholders, but your Offering Circular discloses that only 30 million Class AAA common stock shares are being offered by your selling stockholders. Please clarify or provide a revised legal opinion.

Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson